EXHIBIT 99.5
Media release

Carbon free aluminium smelting a step closer: ELYSIS advances commercial demonstration and operates at industrial scale
04 November 2021

MONTREAL, Canada – Carbon free aluminium smelting for products ranging from smart phones to cars and drink cans is a step closer with ELYSIS successfully producing aluminium without any direct greenhouse emissions at its Industrial Research and Development Center in Saguenay (QC), Canada.
The production of aluminium at the ELYSIS Industrial Research and Development Center marks the achievement of a significant milestone, using a full industrial design at a size comparable to small smelting cells operating in the industry today.

Commercial demonstration in 2023

Work is now focused on accelerating the scale-up of the ELYSIS technology towards the demonstration of even larger commercial-size cells in 2023.

Construction of these prototype cells is now well underway at the end of an existing potline at Rio Tinto’s Alma smelter. The smelting cells will operate on an electrical current of 450 kA, which is the commercial scale for many large, modern aluminium smelters. The industrial cells are designed to be used as a ‘drop-in’ replacement to retrofit existing smelters or build new ones and can be scalable to sizes as needed.

With the current development pathway, ELYSIS aims to have its technology available for installation from 2024 and the production of larger volumes of carbon-free aluminum approximately two years later.

Scaling up supply chain in 2022

ELYSIS is beginning detailed planning to scale-up the supply chain for the technology’s upcoming commercialization. In 2022, ELYSIS will commence the design and engineering for a facility that can produce the breakthrough, proprietary materials fundamental to its inert anode, zero-carbon smelting process.

Rio Tinto and Alcoa launched the ELYSIS joint venture in 2018. The inert anode technology now being scaled-up by ELYSIS builds on a process first developed at the Alcoa Technical Center outside of Pittsburgh. The ELYSIS carbon-free smelting technology, which emits oxygen, also incorporates the latest in next-generation smelting cell design from Rio Tinto. The combination of these two innovations has led ELYSIS to develop an industrial breakthrough technology enabling sustainability and performance.

Aluminum produced during the ELYSIS research and development stage has already been used by Apple, a non-equity investor in the technology, ABInBev for Michelob Ultra cans and Audi for the wheels on its eTron GT.

Quotes
— “Congratulations to the workers at ELYSIS who have taken another step towards producing carbon-free aluminum. ELYSIS and key local players in the supply chain are making us a global leader in green aluminum. We are proud to support innovation and good jobs here at home – I look forward to full-scale production here in the years to come.”

– The Honourable François-Philippe Champagne, Minister of Innovation, Science and Industry of Canada

— “Aluminium production is a Québec’s century-old know-how that hinges on hydroelectricity, another major asset. The result is green aluminum, which displays the world’s lowest carbon footprint. Today’s announcement marks a major step forward for ELYSIS, whose technology is the missing link in the full decarbonization of our industry. This affords Québec a unique opportunity to be at the forefront of a revolutionary change in the aluminum sector.”

-           François Legault, Premier of Québec

— “Our team has accomplished tremendous work over the past months and years, showing once again the ground-breaking nature of the change we are making to the industry. Results achieved at our Industrial R&D Center demonstrate that we are making serious and sustained progress towards the large-scale commercialization of our technology.”

-           Vincent Christ, CEO of ELYSIS

— “This is a significant step in reinventing the aluminium smelting process which is well over 100 years old. It will help address the paradox that aluminium is – a material that is critical for the decarbonisation of the world, but also currently one that is very carbon intensive to produce. Rio Tinto looks forward to bringing this breakthrough zero carbon technology to the market and supplying our customers with the green aluminium they are expecting.”

-           Ivan Vella, Chief Executive, Rio Tinto Aluminium

— “At Alcoa, we are working to transform the aluminum industry, and the ELYSIS technology is an important component in our overall strategy to advance sustainably. We are very proud to see Alcoa’s early work to develop the inert anode technology move forward with the ELYSIS joint venture, which is working to revolutionize the aluminum industry. Today’s announcement takes this process another step closer to full commercialization with packages available for sale in 2024 and then industrial applications to follow.”

-           Ben Kahrs, Executive Vice President and Chief Innovation Officer, Alcoa

Notes to editors

ELYSIS is a technology company that was created thanks to a ground-breaking partnership between two global industry leaders – Alcoa and Rio Tinto. ELYSIS’ goal is to revolutionize the way aluminium is produced across the globe. Our process eliminates all direct greenhouse gases from aluminium smelting, and instead produces oxygen. Alcoa, Rio Tinto, the Government of Canada and the Government of Quebec provided a combined investment of $228 million (CAD) to create ELYSIS and to see this technology reach commercial maturity. Learn more at www.elysis.com.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com